                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*


                     The Mexico Equity and Income Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                          (Title of Class of Securities

                                    392834105
                                 (CUSIP Number)

                                  William Marle
              c/o City of London Investment Management Company Ltd
                  10 Eastcheap, London EC3M 1AJ, United Kingdom
                                +44 171 711 0771
           (Name, Address and Telephone Number of Person Authorised to
                      Receive Notices and Communications)

                               18th October, 1996
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /   /. (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7).

NOTE Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

                                  SCHEDULE 13D
CUSIP NO.         392834105

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE EMERGING MARKETS COUNTRY FUND, a business trust organised under the laws of the State of Delaware

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /.
                                                            (b) / /.

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         OO

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE, USA

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                                7.       SOLE VOTING POWER
                                         926,700
          NUMBER OF             -----------------------------------------------
            SHARES              8.       SHARED VOTING POWER
         BENEFICIALLY                    0
           OWNED BY             -----------------------------------------------
             EACH               9.       SOLE DISPOSITIVE POWER
          REPORTING                      926,700
            PERSON              -----------------------------------------------
             WITH               10.      SHARED DISPOSITIVE POWER
                                         0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         926,700

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
         / /.

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         7.84%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D


ITEM 1                     SECURITY AND ISSUER

Item 1(a).                 Name of Issuer:

                           The Mexico Equity and Income Fund, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

                           World Financial Center,
                           200 Liberty Street,
                           New York,
                           New York, 10281

Item 1(c)                  Class of Securities

                           Common Stock

ITEM 2                     IDENTITY AND BACKGROUND

Item 2(a).                 Names of Person Filing:

                           The Emerging Markets Country Fund

Item 2(b).                 Address of Principal Business Office

                           10 Eastcheap
                           London EC3M IAJ
                           England

Item 2(c).                 Principle occupation or employment

                           Investment Fund

Item 2(d). Details of criminal convictions within past five years

                           None

Item 2(e). Details of civil proceedings within past five years where judgement was against Person filing

                           None

Item 2(f).                 Citizenship:

                           Delaware, USA

ITEM 3                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           Invested Capital


ITEM 4                     PURPOSE OF TRANSACTION

                           Investment

Item 4(a) Plans/Proposals to acquire additional securities/ disposal of securities

                           None

Item 4(b) Planned/Proposed extraordinary corporate transaction involving issuer its subsidiaries.

                           None

Item 4(c) Planned/Proposed material sale/transfer of assets of issuer or its subsidiaries.

                           None

Item 4(d) Planned/Proposed change to the Board or Management of the issuer

                           None

Item 4(e) Planned/Proposed material change to the capitalisation/dividend policy of the issuer

                           None

Item 4(f) Planned/Proposed material change to the issuer's business or corporate structure

                           None

Item 4(g) Planned/Proposed changes in the issuer's charter, bylaws, or instruments that may impede the acquisition of control of the issuer by any person

                           None

Item 4(h) Plans/Proposals to cause a class of security of the issuer to be delisted

                           None

Item 4(i) Plans/Proposals to cause a class of equity to become eligible for termination of registration pursuant to Section 12(g)(4).

                           None

Item 4(j)                  Plans/Proposals similar to any of the above.

                           None


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

         (a)      (i)      Aggregate number of securities beneficially Owned:
                           926,700

                  (ii)     Percentage of Class: 7.84

         (b) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: 926,700

                  (ii)     shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of: 926,700

                  (iv) shared power to dispose or to direct the disposition of: 0

                  (v) information required in Item 2 for persons where power is shared: N/A

         (c) Describe any transactions in the class of securities reported that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less by the persons named in paragraph (a).

                  who effected transaction: The Emerging Market Country Fund


              TRANSACTION             NO. OF       PRICE PER        TRANSACTION TYPE       WHERE AND HOW TRANSACTED
                  DATE              SECURITIES     SECURITY
                4-Sep-96              11,700        10.7500            Buy                    Market Purchase
                10-Sep-96              8,400        10.6250            Buy                    Market Purchase
                19-Sep-96              6,900        10.8750            Buy                    Market Purchase
                3-Oct-96              11,800        10.7500            Buy                    Market Purchase
                4-Oct-96               7,300        10.8750            Buy                    Market Purchase
                7-Oct-96              75,900        10.9990            Buy                    Market Purchase
                8-Oct-96              70,000        11.1248            Buy                    Market Purchase
                15-Oct-96              9,800        10.3750            Buy                    Market Purchase
                16-Oct-96             41,000        10.2500            Buy                    Market Purchase
                17-Oct-96             13,600        10.2500            Buy                    Market Purchase
                18-Oct-96            100,000        10.3750            Buy                    Market Purchase
                21-Oct-96             85,800        10.2500            Buy                    Market Purchase
                22-Oct-96             17,900        10.2500            Buy                    Market Purchase
                23-Oct-96             50,000        10.2500            Buy                    Market Purchase
                28-Oct-96             35,000         9.7500            Buy                    Market Purchase
                20-Nov-96             18,100        10.2341            Buy                    Market Purchase
                11-Dec-96             21,000        10.0000            Buy                    Market Purchase
                27-Dec-96             25,700         9.3750            Buy                    Market Purchase
                30-Dec-96             43,300         9.4587            Buy                    Market Purchase


         (d) Third party rights regarding dividends.
                  None

         (e) Date ceased to be beneficial owner of more than five percent. Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 14th February, 1997
                                          /s/ D.A. Fowle
                                          ---------------------------
                                          Name: D.A. Fowle
                                          Title: Director